Exhibit 99.1
For:  B+H Ocean Carriers Ltd.
For Immediate Release

B+H Ocean Carriers Ltd. Announces Preliminary Unaudited Results for the Second Half Year period and Year Ending December 31, 2008

NEW YORK, NEW YORK, March 10, 2009. . .. . B+H Ocean Carriers Ltd. (AMEX:  BHO) reported preliminary unaudited net income of $13.5 million or $2.00 per share basic and diluted on weighted average shares of 6,732,832 for the year ending December 31, 2008 as compared to $2.02 million or $0.29 per share basic and diluted on weighted average shares of 6,994,843 basic and 7,031,210 diluted for the year ended December 31, 2007. Net income for the six months ended December 31, 2008 amounted to $7.26 million or $1.10 per share basic and diluted on weighted average shares of 6,629,848 as compared to a loss of $5.3 million or ($0.76) per share basic and diluted on weighted average shares of 6,994,201 for the six months ending December 31, 2007.

The Company stated that its EBITDA for the 2008 year was $54.4 million vs. $40.9 million for the 2007 year, and that for the six months ending December 31, 2008, it was $29.6 million vs. $16.8 million for the six months ending December 31, 2007.  The Company added that it would provide a comparative analysis of the reported results with prior periods when its audit was completed. The Company also noted that these preliminary unaudited results are subject to completion of Auditor’s review of potential impairment charges on the Company’s existing fleet. Should any such impairment charges become necessary, the Company said, it could have a material negative impact on the results discussed here.

The Company said that during the year it had completed the conversion of two tankers to geared bulk carriers – SACHEM and ALGONQUIN – and following conversion had placed them on period time charters. In both cases the charters were terminated early  in October 2008 as a result of repudiatory breach by the charterer in respect of which the Company has been seeking remedies.  The conversion of a third vessel from tanker to geared bulk carrier – CAPT THOMAS J HUDNER JR – was commenced in 2008 and completed in January 2009.

The Company reported that during 2008 ALGONQUIN was sold for $18 million. This sale, which was completed in January 2009, resulted in an impairment charge of $6.98 million in 2008. The previously announced sales of ACUSHNET and SACHUEST were completed in February 2008 and March 2008 respectively and resulted in an aggregate gain on sale of $13.3 million.

In anticipation of market weakness and as a hedge against its dry cargo operations, the Company said that it had purchased a number of put options linked to the Panamax  Avg.4TC freight index. The options, which related to the freight index in calendar 2008 and 2009, were purchased between December 2006 and November 2007 at a range of strike prices, the highest being $67,000pd. All these contracts were sold or matured in 4th quarter 2008 for a total consideration of $23.2 million. The net gain on these contracts in 2008 was $10.7 million, with a gain of $15.4 million in 2nd half in 2008 being offset by a loss of $4.7 million in 1st half 2008.

Off hire significantly impacted the 2008 results as it did in 2007, the Company said.  During 2008, there were 526 days off hire related to conversion of vessels and 148 days related to scheduled drydocking. For 2007, there were 577 days off hire for conversions and 14 days for scheduled drydocking. During the six months ended December 31, 2008, there were 221 days off hire for conversion and 99 days for drydocking, including 86 days of drydocking scheduled for 2009 but brought forward at the request of a charterer. For 2007, there were 305 days off hire for conversions and there were no days off hire for scheduled drydocking.

The Company noted that its approach of having extensive fixed rate employment on much of its fleet has continued with the extension of the time charter of one of its OBO’s for three years from October 2009 through October 2012 and of one of its tankers for two years from January 2009 through January 2011. The Company said that the previously announced Accommodation Field Development Vessel (AFDV), which was under construction in Malaysia and due to be delivered to the Company in 4th quarter 2009, was to be named SAFECOM 1. It will be classed DP2 with six thrusters and will be fitted with an 8-point mooring system for operational flexibility. It will also provide accommodation for 400 and will be capable of crane operations of up to 300T.

The Company provides EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company.  EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and other non-cash gains and losses.   Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees.  EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and filings with the Securities and Exchange Committee. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s 2007 Annual Report on Form 20F and previous announcements, access the Company’s website:  www.bhocean.com.

Company contact:	John LeFrere
Tel: +1 917 225 2800
Email: investorrelations@bhcousa.com